EXHIBIT 21.1

RANGE RESOURCES CORPORATION

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Immediate Parent

Range Resources—Appalachia, LLC	Delaware	100%
Range Resources—Pine Mountain, Inc.	Delaware	100%
Range Production Company, LLC	Delaware	100%
Range Resources—Midcontinent, LLC	Delaware	100%
Range Resources—Louisiana, Inc.	Delaware	100%
Range Louisiana Operating, LLC	Delaware	100%